BRF S.A.

PUBLICLY HOLDING COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

MATERIAL FACT

 BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS), in compliance with art. 157, §4º, of Law No. 6.404/76 and in accordance with Instruction CVM No.  358, as of January 3rd, 2002, hereby informs to its shareholders and the market in general that, in the meeting that took place today, its Board of Directors approved the financial and operational restructuring plan of the Company (“the Plan”), with the objective to improve its share capital structure, by reducing its debt leverage. The Plan also comprises the strengthning of its controlling and quality processes.

The starting point of the Plan is the decision of the Company to focus its transactions in the Brazilian domestic market, in Asia and in the muslin market, in this last case assisted by exclusive plants, which includes Banvit’s assets, in Turkey. Those are markets where the Company occupies a leading position and has strong competitive advantages.

As a result of this strategic orientation, the Plan provides for the sale of operational units in Europe, Tailand and Argetina. It is worth stressing that the sale of those assets does not exclude the exportation to those markets. The Plan also comprises the sale of real estate and non-operational assets, as well as of minority interests in companies. Another initiative is the implementation of a  receivables’ securitization transaction.

The forecast is to raise approximately R$ 5 billion with the measures referred above, resulting with a ratio between the net debt and the EBITDA around 4,35x on December 2018, already considering the recent increase of the dollar and the impacts referred to the exportation partial restrictions in the external market, and below 3,00x on December 2019.

The Plan approved by the Board of Directors does not include the issuance of new shares.

The reinforcement to the Company’s cash also will arise from a better management of the storage of raw materials (frozen products) and final products. In this sense, the restructuring factory plan will continue, with the main goal to adjust the productive structure to the market demand. The initiative, which was initiated on March this year, includes adjustments to the production lines, collective paid leave and a reduction of around 5% of the factory unit employees in Brazil.

Within the next 60 days, the final adjustments will be implemented in 22 of the 35 plany units in the country. With the objective of minimize the impacts of these reductions in the local communities, the Company adopted measures such as voluntary turnover of the plants and the reallocation of the teams. BRF is dialoging with the integrated partners affected by these measures in order to clarify any doubts and inform about the next steps.

The efforts to optimize the costs and pursue profitability expansion also include simplification of the organizational structure with reduction of the number of the vice-presidencies from 14 to 10, divided in three main areas. Three vice-presidencies, with focus on markets: Brasil, Halal and International. In the operational front, there will also be three vice-presidencies: Operations, Sales and Operations Planning (S&OP) and Quality; and four corporate vice-presidencies: Finance and Investor Relations, Strategic Planning and Management, Human Resources and Shared Services, and Institutional and Compliance.

The Company´s Board of Officers reinforces its commitment regarding the health and safety of the employees, with total quality in their processes, as well as ethics and transparency, these being the fundamental pillars of their business strategy and basis for relationships with all stakeholders of the Company. In this sense, BRF's senior management has defined the return of its shares to the ISE (Corporate Sustainability Index) and the Dow Jones Sustainability Index (Emerging Markets), which lists the companies that are reference regarding sustainability matters, on the São Paulo and New York stock exchanges, respectively.

This set of measures is a necessary condition for the elaboration of the Company's strategic planning, which will be approved by the end of next August, whose main objective is to establish a sustainable growth strategy, to be implemented with discipline and excellence in all the fields in which BRF operates. The Company's management system will be totally redesigned, with the use of established tools such as management guidelines and monthly monitoring of results at all levels using the methodology known as PDCA.

BRF will keep its shareholders and the market informed about the relevant measures related to the implementation of the Plan stated on this Material Fact.

São Paulo, June 29, 2018.

Lorival Nogueira Luz Junior

COO, Chief Financial and Investor Relations Officer